# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: MediWound Ltd., CIK 0001593984
CUSIP: M68830104
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 42 HAYARKON STREET, YAVNE, Israel (L3), 8122745
Date of event which requires filing of this statement: 09/22/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002086358

## Reporting persons
- HOLD Alapkezelo Zrt.: type of reporting person: other (OO); citizenship or place of organization: Hungary (K5); sole voting power 703,429; shared voting power 0; sole dispositive power 703,429; shared dispositive power 0; aggregate amount beneficially owned 703,429 (6.5% of the class)
  Comment: Hungarian investment fund management company without SEC registration.

## Item 1. Issuer
Name of issuer: MediWound Ltd.
Address of issuer's principal executive offices: 42 HAYARKON STREET, YAVNE, ISRAEL, 8122745

## Item 2. Person Filing
Name of person filing: HOLD Alapkezelo Zrt. (HUNGARY)
Address of principal business office or, if none, residence: H-1123 Budapest, Alkotas u. 50., Hungary
Citizenship: Hungarian

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Based upon 10,793,057 shares of the Issuers common stock outstanding as of December 31, 2024, in accordance with 20F filed on March 19, 2025.
HOLD Alapkezelo Zrt. may have been deemed to have the beneficial ownership of 703,429 shares of common stock representing the beneficial ownership of approximately 6.52% of the common stocks.
Percent of class: HOLD Alapkezelo Zrt: 6.52%
Sole power to vote or to direct the vote: HOLD Alapkezelo Zrt.: 703,429 shares of Common Stock
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: HOLD Alapkezelo Zrt.: 703,429 shares of Common Stock
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- HOLD Alapkezelo Zrt.: Daniel Moricz, Chief Investment Officer, Partner (09/19/2025)